Exhibit 99.1

NIO Announces Definitive Agreements for Strategic Transaction with Geely Holding Group in Battery Swapping and Charging Businesses

Shanghai, September 28, 2026 -- (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced the entry into definitive agreements with certain subsidiaries of Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding Group”) in connection with a strategic transaction in battery swapping and charging businesses.

Pursuant to the definitive agreements, subject to regulatory clearances and other customary closing conditions, a subsidiary of Geely Holding Group will use (i) its holding of 100% of the equity interest of Yiyi Internet Technology (Chongqing) Co., Ltd., a subsidiary of Geely Holding Group that provides battery swapping services for the commercial mobility market, plus (ii) RMB640 million in cash as consideration to subscribe for newly issued equity interest of NIO Energy Investment (Hubei) Co., Ltd. (“NIO Power”), a subsidiary of NIO that operates battery swapping and charging businesses. Upon completion of the transaction, the Geely Holding Group subsidiary will hold 30.0% of NIO Power’s total equity interest, NIO Holding Co., Ltd. (“NIO China”), a subsidiary of NIO, will continue to hold a controlling equity interest of 63.6%, and an existing investor, Wuhan Guangchuang Emerging Technology Phase I Venture Capital Fund Partnership (Limited Partnership), will hold the remaining 6.4%. The transaction values NIO Power at a post-money valuation of approximately RMB16 billion.

The equity interest held by the subsidiary of Geely Holding Group is subject to post-closing adjustments tied to certain operational milestones, pursuant to which the equity interest may be reduced to no less than 20% in the event of underperformance. The subsidiary was also granted an option, exercisable within the earlier of two years following closing of this transaction and the date when NIO Power enters into binding agreements for a new round of financing, to make a further cash investment of RMB640 million into NIO Power which, without considering any post-closing adjustment, would result in its equity interest in NIO Power being 34.0% and NIO China’s controlling equity interest being 60.0%.

Concurrently with the NIO Power transaction, subject to regulatory clearances and other customary closing conditions, NIO China has agreed to subscribe for newly issued equity interest of Zhejiang Haohan Energy Technology Co., Ltd. (“Haohan Energy”), a subsidiary of Geely Holding Group that operates a battery charging business, with cash consideration which will be used to purchase certain charging assets from NIO. Upon completion of the transaction, NIO China will hold 10.0% of Haohan Energy’s total equity interest.

In addition, NIO and Geely Holding Group have made preliminary plans for the adoption of battery swapping technology and provision of related services for both consumer-facing vehicle models and commercial mobility businesses from Geely Holding Group’s related entities. The finalization and implementation of these plans are subject to further discussions between the relevant parties.

The transactions and initiatives outlined above reflect industry recognition of NIO’s battery swapping technologies, network and operational capabilities. Through strategic collaboration with industry players, NIO expects to further promote the adoption of battery swapping, continuously enhance user experience, accelerate the growth of electric vehicle penetration and further unlock the long-term value of battery swapping.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, premium smart electric vehicles for families through the ONVO brand, and high-end smart electric compact cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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